UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004


                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN

                              (Full Title of Plan)


                       FIRST MID-ILLINOIS BANCSHARES, INC.
                             1515 Charleston Avenue
                                  P.O. Box 499
                             Mattoon, Illinois 61938

           (Name of Issuer of the Securities Held Pursuant to the Plan and the Address of the Principal Executive Office)

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2004 and 2003

     (With Report of Independent Registered Public Accounting Firm Thereon)

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN




                                Table of Contents




                                                                       Page

Report of Independent Registered Public Accounting Firm                 1

Statements of Net Assets Available for Plan Benefits                    2

Statement of Changes in Net Assets Available for Plan Benefits          3

Notes to Financial Statements                                           4

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)          9

             Report of Independent Registered Public Accounting Firm





The Participants and Plan Administrator of the
First Mid-Illinois Bancshares, Inc.
   401(k) Profit Sharing Plan:


We have audited the accompanying statements of net assets available for plan benefits of the First Mid Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules & Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ KPMG LLP

Chicago, Illinois
June 24, 2005

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2004 and 2003




                                                                   2004              2003
                                                            ----------------  ----------------
   Assets:
     Investments, at fair value:
        Mutual funds                                          $  11,540,838     $   9,585,032
        Money market funds                                          205,631           257,025
        Certificates of deposit                                   1,457,730         1,378,437
        Employer common stock                                     9,192,884         7,215,610
        Participant loans                                           482,914           319,348
                                                            ----------------  ----------------
                                                                 22,879,997        18,755,452

     Receivables:
        Interest and dividends                                       63,921            82,147
        Employer contributions                                        1,761                --
                                                            ----------------  ----------------
                Total assets                                     22,945,679        18,837,599

     Liabilities:
        Refunds due to excess contributions                           4,629                --
                                                            ----------------  ----------------
          Net assets available for plan benefits              $  22,941,060     $  18,837,599
                                                            ================  ================


   See accompanying notes to financial statements.

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                          Year ended December 31, 2004





Additions to net assets attributed to:
  Investment income:
     Interest and dividends                                   $     498,841
     Net appreciation in fair value of investments                2,571,172
                                                              --------------
                Total investment income                           3,070,013
                                                              --------------

  Contributions:

   Employer                                                         613,843
   Participants                                                     719,296
   Rollovers                                                        142,044
                                                              --------------
     Total contributions                                          1,475,183
                                                              --------------
     Total additions                                              4,545,196

  Deductions from net assets attributed to:
  Benefit payments                                                  441,745
                                                              --------------
     Net increase in net assets available for plan benefits       4,103,451
Net assets available for plan benefits:
    Beginning of year                                            18,837,599
                                                              --------------
    End of year                                               $  22,941,050
                                                              ==============

See accompanying notes to financial statements.

(1) Description of Plan


     The following description of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information.
     Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

          General

          The Plan is a defined contribution plan established on January 1, 1985, covering all eligible employees of First Mid-Illinois Bancshares, Inc. (the Company) and any of its subsidiary corporations. All employees who have completed one-half year of service are eligible to participate in the Plan. Under the provisions of the Plan, each participant may direct their contributions into any of eleven investment options available under the Plan. The Plan currently offers eight mutual funds, a money market fund, certificates of deposit, and the Company's common stock as investment options for participants. Participants are also allowed to transfer all or part of their actual balances between these funds. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Contributions

          Under the provisions of the Plan, all employees who have entered into a compensation reduction agreement with the Company may elect to reduce their eligible compensation by up to any percentage, subject to the dollar limitations of Section 402(g) of the Internal Revenue Code
          (Code), ($13,000 for the 2004 Plan year), and to have the Company contribute this amount to the Plan as a before-tax contribution of the participant. The Company also makes a matching contribution calculated as a percentage of the before tax contribution made on behalf of each contributing participant. The Company determines this percentage each year. Matching contributions, however, will not exceed 2% of the eligible compensation of each participant in any year and cannot exceed 50% of the employee's elected deferral. Matching contributions are invested according to the participant's investment elections. For the year ended December 31, 2004, the matching contribution percentage was 2% for a total of $187,502.

          The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution. For the year ended December 31, 2004, the profit sharing contribution was 4% of eligible compensation for a total of $426,341. The profit sharing contribution is maintained in a nonparticipant directed investment until this contribution is allocated by the Plan to the participant accounts. Participants who work at least 1,000 hours of service during the plan year are entitled to this contribution regardless of whether they elect to make a before-tax contribution.

          Participant Accounts

          Separate participant accounts are maintained for the purpose of distributing the Plan's earnings or losses, forfeitures, voluntary employee contributions, and employer contributions. Allocations of the Plan's earnings or losses, forfeitures, and employer contributions to the participant accounts are based on participant earnings or account balances, as defined in the Plan. Forfeited nonvested accounts are allocated to participant accounts annually. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

          Participant Loans

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 40% of their vested account balance. Loan transactions are treated as a transfer between the various investment funds and participant loans. Maturity dates range from October 2005 through October 2018. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates on loans outstanding at December 31, 2004 ranged from 4.00% to 8.50%. Principal and interest is paid ratably through periodic payroll deductions.

          Vesting

          Participants are immediately vested in their voluntary contribution and the Company's matching contribution, and any earnings thereon. The Company's profit sharing contribution, and any earnings thereon, vest according to the following schedule:


                              Years            Vested
                           of service        Percentage
                         ----------------   --------------
                                1                   0%
                                2                  20
                                3                  40
                                4                  60
                                5                  80
                                6                 100


          On termination of service, a participant's vested account balance will be paid in the form of a lump sum distribution or installment payments.

          Administrative Expenses

          Administrative expenses of the Plan are paid by the Company.

          Forfeited Accounts

          Forfeitures of terminated nonvested account balances allocated to remaining participants at December 31, 2004 and 2003 totaled $14,644 and $24,208, respectively. Forfeitures are allocated to participant accounts on a prorata share based on compensation.

          Plan Termination

          Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

          Transfers to the Plan

          Effective November 18, 2003, the Company merged the Checkley Agency, Inc. 401(k) Plan, with assets of $607,580, into the Plan.


(2) Summary of Accounting Policies

          Basis of Accounting

          The financial  statements  of the Plan are prepared  using the accrual
          method  of  accounting  in  accordance  with   accounting   principles
          generally accepted in the United States of America.

          Investment Valuation and Income Recognition

          Quoted market prices are used to value the mutual funds and common stock. Money market funds and certificates of deposit are valued at cost, which approximates fair value. Participant loans are recorded at the unpaid principal balance of the loans which approximates fair value. The Plan's investments are held in a trust account (the Trust) administered by First Mid-Illinois Bank & Trust (the Bank), a wholly owned subsidiary of the Company.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          Use of Estimates

          The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

          Payment of Benefits

          Benefits are recorded when paid.

(3) Investments

     The following table presents the fair value of individual investments which represent 5% or more of the Plan's net assets available for plan benefits at December 31:

                         Investment                    Description           2004           2003
      -------------------------------------------    ---------------    ------------   ------------
      First Mid-Illinois Band & Trust                Certificate of
          Certificate of Deposit                        deposit          $    *         $ 967,541
      Federated Max Capital Fund                     Mutual fund          2,228,390      2,111,881
      Janus Adviser Balance Fund                     Mutual fund                 --      1,226,625
      Janus Adviser Worldwide Fund                   Mutual fund                 --      1,201,757
      Vanguard Growth Index Fund                     Mutual fund          2,419,618      2,295,459
      Dodge & Cox Balanced Fund                      Mutual fund          1,630,340             --
      Oakmark Global I Fund                          Mutual fund          1,615,027             --
      T. Rowe Price Mid-Cap Value Fund               Mutual fund          1,161,257           *
      First Mid-Illinois Bancshares, Inc. stock      Common stock        $9,192,884     $7,215,610

       * - Less than 5% at December 31


     During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:


          Mutual funds                             $    879,328
          Common stock                                1,691,844
                                                 ---------------
             Net appreciation in fair value
                 of investments                    $  2,571,172
                                                 ===============


(4) Nonparticipant-Directed Investments

     Information about the net assets relating to the nonparticipant-directed investments as of December 31, 2004 and 2003, and the components of the changes for the years ended December 31, 2004 and 2003, are as follows:

                                                           2004         2003
                                                      -----------  -----------
     Net assets:
       Certificate of deposit                          $ 430,988    $ 410,896
       Money market fund                                      --       14,494
       Interest receivable                                   788        1,085
       Employer contribution receivable                      587           --
                                                      -----------  -----------
                Net assets                             $ 432,363    $ 426,475
                                                      ===========  ===========

     Changes in net assets:
       Contributions                                   $ 426,341    $ 418,471
       Interest income                                     6,022        8,004
       Transfers to participant-directed investments   (426,475)    (382,317)
                                                      -----------  -----------
                                                       $   5,888    $  44,158
                                                      ===========  ===========


(5) Tax Status of the Plan

     The Company adopted a Prototype Non-Standardized Profit Sharing Plan with a cash or deferral arrangement which received a favorable opinion letter from the Internal Revenue Service on August 7, 2001 stating that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code, and the Trust is, therefore, exempt from Federal income tax under provisions of Section 501(a). The Plan has been amended since receiving the opinion letter. However, the plan administrator and the Plan's legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6) Transactions with Related Parties

     The Plan holds certificates of deposit with First Mid-Illinois Bank & Trust, a related party. The certificates of deposit totaled $1,457,730 and $1,378,437 at December 31, 2004 and 2003 and interest income of $30,881 was recorded during 2004. The Plan also had an investment in 241,918 and 155,008 shares of the Company's common stock at December 31, 2004 and 2003, respectively. The common stock had a cost and fair value of $3,361,032 and $9,192,884, respectively, at December 31, 2004 and $3,191,793 and
     $7,215,610, respectively, at December 31, 2003. Dividends received on the Company's common stock for 2004 were $112,854.

                                                                        Schedule
                      FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2004


                                                                                 Number of
                                                                                 shares or      Current
   Identity of issuer and description of investment                                units         value
-----------------------------------------------------------------------------   -----------  ------------
Money market funds:
   Federated Prime Obligation Funds #10                                             36,670    $   36,670
   Federated Prime Obligation Fund #396                                            168,253       168,253
   NTHN Institutional Funds Government Select                                          708           708
                                                                                             ------------
                                                                                                 205,631
Certificates of deposit:
   First Mid-Illinois Bank & Trust CD; 2.25%, maturing
       January 3, 2005 (nonparticipant-directed, cost of $430,988)*                     --       430,988
   First Mid-Illinois Bank & Trust CD; 2.25%, maturing
       January 3, 2005 (participant-directed)*                                          --     1,026,742
                                                                                             ------------
                                                                                               1,457,730
Mutual funds:
   Federated Mid Capital Index Fund                                                 43,834       922,263
   Federated Max Capital Fund                                                       91,141     2,228,390
   Federated Total Return Bond Fund                                                 69,539       753,804
   Fidelity Low Priced Stock Fund                                                   18,127       729,594
   Dodge & Cox Balanced Fund                                                        20,546     1,630,340
   Oakmark Global I Fund                                                            74,050     1,615,027
   Royce Low-Priced Stock Fund                                                       5,254        80,545
   T. Rowe Price Mid-Cap Value Fund                                                 50,511     1,161,257
   Vanguard Growth Index Fund                                                       91,618     2,419,618
                                                                                             ------------
                                                                                              11,540,838
Common stock:
   First Mid-Illinois Bancshares, Inc.*                                            241,918     9,192,884

Participant loans (49 loans at interest rates ranging from 4.00% to 8.50%
   with maturity dates ranging from October 2005 to October 2018                   482,914       482,914
                                                                                             ------------
                         Total investments                                                    $22,879,997
                                                                                             ============

* Party-in-interest


See accompanying report of independent registered public accounting firm.

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   First Mid-Illinois Bancshares, Inc.
                                      401(k) Profit Sharing Plan


Date:  June 24, 2005
                                   /s/  William S. Rowland

                                   William S. Rowland
                                   President and Chief Executive Officer

                   Exhibit Index to Annual Report on Form 11-K


     Exhibit
      Number        Description and Filing or Incorporation Reference
--------------- -----------------------------------------------------------
       23.1         Consent of KPMG LLP

                                                                    Exhibit 23.1









            Consent of Independent Registered Public Accounting Firm




The Board of Directors
First Mid-Illinois Bancshares, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-64139) on Form S-8 of First Mid-Illinois Bancshares, Inc. of our report dated June 24, 2005, relating to the statements of net assets available for plan benefits of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004, and the supplemental schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the First Mid-Illinois Banchshares, Inc. 401(k) Profit Sharing Plan.



/s/ KPMG LLP

Chicago, Illinois
June 24, 2005